

Mail Stop 3628

May 19, 2016

Thomas A. Davidson
President and Chief Executive Officer
CEF Equipment Holding, L.L.C.
10 Riverview Drive
Danbury, Connecticut 06810

      Re: **GE Equipment Midticket LLC, Series 2011**
              GE Equipment Transportation LLC, Series 2012-1
              Forms 10-K for the Fiscal Year Ended December 31, 2015
              File Nos. 333-160604-02 and 333-160604-02

Dear Mr. Davidson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Katherine Hsu

                        Katherine Hsu
                        Office Chief
                        Office of Structured Finance

cc: Paul A. Jorissen, Esq., Mayer Brown LLP
        Amanda Baker, Esq., Mayer Brown LLP